Exhibit 99.B(h)(xv)

[Baillie Gifford Overseas Limited Letterhead]

April 28, 2017

Baillie Gifford Funds

c/o Baillie Gifford Overseas Limited

Calton Square

1 Greenside Row

Edinburgh, Scotland

United Kingdom EH1 3 AN

Re:	Expense Limitation Agreement
The Asia Ex Japan Fund (the “Fund”), a series of the Baillie Gifford Funds (the “Trust”)

Dear Sirs

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with, and regulated by the Securities and Exchange Commission (the “Manager”) acts as the manager of the Fund.

This letter is to inform you that the Manager has agreed to an expense limitation undertaking with respect to the Fund.  This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Fund.

For the period April 29th, 2017 until April 30th, 2018 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the Fees and Expenses to the extent that total annual operating expenses attributable to the share classes of the Fund set out below, exclusive of interest, taxes and extraordinary expenses, exceed the following annual rates (based on the average daily net assets of the Fund):

Class K	0.87%
Institutional Class	1.02%

For purposes of determining the financial obligation of the Manager under this Expense Limitation Agreement, the expenses of the Fund shall not reflect the application of custodial, transfer agency or other credits or expense offset arrangements that may reduce the Fund’s expenses.  Annualized figure will be used to calculate the Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of the Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended.  This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-l A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

		By:	/s/ Dickson Jackson
		Name:	Dickson Jackson
		Title:	Director, Baillie Gifford Overseas Limited

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD FUNDS, on behalf of
its series, the Asia Ex Japan Fund

By:	/s/ David Salter
Name:	David Salter
Title:	President, Baillie Gifford Funds